UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under the
Securities Exchange Act of 1934
For the month of May, 2011
Commission File Number 001-35052
Adecoagro S.A.
(Translation of registrant’s name into English)
13-15 Avenue de la Liberté
L-1931 Luxembourg
R.C.S. Luxembourg B 153 681
(Address of principal executive office)
     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑
     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82-                                        .

ANNOUNCEMENT OF RESULTS OF OPERATIONS FOR THE THREE MONTHS ENDED MARCH 31, 2011
     On May 16, 2011, the registrant issued a press release pertaining to its results of operations for the three months ended March 31, 2011. Attached hereto is a copy of the press release. The financial and operational information contained in the press release is based on unaudited condensed consolidated financial statements presented in U.S. Dollars and prepared in accordance with International Financial Reporting Standards.
     The attachment contains forward-looking statements. The registrant desires to qualify for the “safe-harbor” provisions of the Private Securities Litigation Reform Act of 1995, and consequently is hereby filing cautionary statements identifying important factors that could cause the registrant’s actual results to differ materially from those set forth in the attachment.
     The registrant’s forward-looking statements are based on the registrant’s current expectations, assumptions, estimates and projections about the registrant and its industry. These forward-looking statements can be identified by words or phrases such as “anticipate,” “believe,” “continue,” “estimate,” “expect,” “intend,” “is/are likely to,” “may,” “plan,” “should,” “would,” or other similar expressions.
     The forward-looking statements included in the attached relate to, among others: (i) the registrant’s business prospects and future results of operations; (ii) the implementation of the registrant’s business strategy, including its development of the Ivinhema project; (iii) the registrant’s plans relating to acquisitions, joint ventures, strategic alliances or divestitures; (iv) the implementation of the registrant’s financing strategy and capital expenditure plan; (v) the maintenance of the registrant’s relationships with its customers; (vi) the competitive nature of the industries in which the registrant operates; (vii) the cost and availability of financing; (viii) future demand for the commodities the registrant produces; (ix) international prices for commodities; (x) the condition of the registrant’s land holdings; (xi) the development of the logistics and infrastructure for transportation of the registrant’s productions in the countries where it operates; (xii) the performance of the South American and world economies; (xiii) weather and other natural phenomena; (xiv) the relative value of the Brazilian Real, the Argentine Peso, and the Uruguayan Peso compared to other currencies; and (xv) developments in, or changes to, the laws, regulations and governmental policies governing the registrant’s business, including environmental laws and regulations; as well as other risks included in the registrant’s other filings and submissions with the United States Securities and Exchange Commission.
     These forward-looking statements involve various risks and uncertainties. Although the registrant believes that its expectations expressed in these forward-looking statements are reasonable, its expectations may turn out to be incorrect. The registrant’s actual results could be materially different from its expectations. In light of the risks and uncertainties described above, the estimates and forward-looking statements discussed in the attached might not occur, and the registrant’s future results and its performance may differ materially from those expressed in these forward-looking statements due to, inclusive, but not limited to, the factors mentioned above. Because of these uncertainties, you should not make any investment decision based on these estimates and forward-looking statements.
     The forward-looking statements made in the attached relate only to events or information as of the date on which the statements are made in the attached. The registrant undertakes no obligation to update any forward-looking statements to reflect events or circumstances after the date on which the statements are made or to reflect the occurrence of unanticipated events.

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Adecoagro S.A.
By:	/s/ Carlos A. Boero Hughes
	Name:	Carlos A. Boero Hughes
	Title:	Chief Financial Officer and Chief Accounting Officer

     Date: May 16, 2011

1Q11
Earnings Release
Conference Call
English Conference Call
May 17th, 2011
11 a.m. (US EST)
12 p.m. (Buenos Aires and São Paulo time)
5 p.m. (Luxembourg time)
Tel: (877) 317-6776
Participants calling from the US
Tel: +1 (412) 317-6776
Participants calling from other countries
Access Code: Adecoagro
Investor Relations
Charlie Boero Hughes
CFO
Hernan Walker
IR Manager
Email
ir@adecoagro.com
Website
www.adecoagro.com
Adecoagro recorded Adjusted EBITDA of $10.3 million in 1Q11
Luxembourg, May 16th, 2011 — Adecoagro S.A. (NYSE: AGRO, Bloomberg: AGRO US, Reuters: AGRO.K), one of the leading agricultural companies in South America, announced today its results for the first quarter of 2011. The financial and operational information contained in this press release is based on unaudited condensed consolidated interim financial statements presented in U.S. dollars and prepared in accordance with International Financial Reporting Standards (IFRS).
HIGHLIGHTS
Financial & Operating Performance

$ thousands	1Q11	1Q10	Chg %

Gross Sales	58,252	52,350	11.3%
Adjusted EBITDA
Farming & Land Transformation	20,755	13,828	50.1%
Sugar & Ethanol	(5,441)	(2,995)	(81.7%)
Corporate Expenses	(4,976)	(4,724)	5.3%
Total Adjusted EBITDA	10,338	6,109	69.2%
Net Income	15,361	(16,816)	—
Farming Planted Area (Hectares)	192,243	183,454	4.8%
Sugarcane Plantation Area (Hectares)	56,654	50,774	11.6%
o	Adecoagro recorded Adjusted EBITDA(1) of $10.3 million in 1Q11, 69.2% higher than 1Q10.

o	Gross Sales in 1Q11 reached $58.3 million, 11.3% higher than 1Q10.

(1)	Please see “Reconciliation of Non-IFRS measures” starting on page 23 for a reconciliation of Adjusted EBITDA and Adjusted EBIT to Profit/Loss. Adjusted EBITDA is defined as consolidated profit from operations before financing and taxation, depreciation, amortization and unrealized changes in fair value of long-term biological assets. Adjusted EBIT is defined as consolidated profit from operations before financing and taxation, and unrealized changes in fair value of long-term biological assets. Adjusted EBITDA margin and Adjusted EBIT margin are calculated as a percentage of gross sales.

o	Farming and Land Transformation businesses Adjusted EBITDA grew 50.1% in 1Q11 compared to 1Q10, from $13.8 million to $20.8 million. This increase is primarily explained by an expansion in the planted area for rice and an increase in most commodity prices. It also reflects the benefits of our model based on diversification and no-till production, which mitigated the dry weather conditions that some areas suffered during the period.
o	The Sugar, Ethanol and Energy business underwent the inter-harvest maintenance of mills and equipment in 1Q11. Therefore, Adjusted EBITDA in 1Q11 only reflects the sale of sugar and ethanol inventories, the expenses incurred in sugarcane maintenance and preparation for the next harvest season and hedging results. Adjusted EBITDA decreased $2.4 million, from $(3.0) million in 1Q10 to $(5.4) million in 1Q11. However, 1Q10 included a $10.6 million gain from hedged positions of futures and forwards while 1Q11 only included a $1.3 million hedge gain.
o	Net income in 1Q11 totaled $15.4 million, $32.2 million above 1Q10, mainly due to the recognition of a non-cash gain (unrealized changes in fair value of long term biological assets) of $30.5 million. The gain was generated by an increase in the fair value of our sugarcane plantation, primarily as a result of higher sugar price estimates used in our sugarcane valuation model.
o	As of March 31, 2011, Adecoagro succesfully planted a total of 192.2K hectares corresponding to the 2010/11 harvest year, 4.8% more than in the previous harvest year. The planted area for rice also increased by 51.8%, reaching a total of 27.5K hectares in the 2010/11 harvest year.
o	Given the seasonality of the business, Adjusted EBITDA tends to vary from quarter to quarter. In an average year, considering normal sales distribution and price fluctuations, we would expect the first quarter to contribute the least to the full year Adjusted EBITDA, since it would only reflect sugar and ethanol inventory sales, as well as both biological growth and a portion of the harvest of our summer crops and rice. During the second quarter, as most of our crops are harvested and the sugarcane harvest season starts, we expect to record the highest Adjusted EBITDA. During the third quarter, Adjusted EBITDA will primarily reflect the results of the Sugar, Ethanol and Energy business. This is the period when the sugar content of cane reaches its highest levels. Lastly, during the fourth quarter, Adjusted EBITDA would reflect the conclusion of the sugarcane harvest season, the harvest of our winter crops and the biological growth of our planted summer crops and rice.
Market Overview
o	Agricultural products are facing strong demand, driven by higher demand for food and raw materials for energy production in emerging countries. This situation leads to a very tight stock-to-use scenario, in which prices are the key to ration demand. From the supply side, the USDA’s March 31st 2011 report showed lower than expected stocks in corn and soybeans in the US, adding pressure to prices. Planted area in the United States is also a market driver, as final acreage could be less then expected due to adverse climatic conditions. Finally, geopolitical and macroeconomic issues around the world are generating a high volatility in agricultural markets.

Strategy Execution
o	Newly transformed rice hectares, planted for the first time in the 2010/11 season, have achieved expected yields, confirming the growth value and cash flow potential of those farms.
o	The construction of our fourth rice mill located in Santa Fe, Argentina, is advancing as planned. Assembly of storage and drying facilities and equipment has been completed during the first quarter. As of March 31 2011, the mill has received, dried and stored 26K tons of rough rice produced at the San Joaquin farm. We are in the process of assembling milling equipment. Rice milling operations are expected to begin during the beginning of the third quarter of 2011.
o	Our Sugar, Ethanol and Energy expansion plan is moving forward on schedule. All critical tasks, including licenses, project design and acquisition of equipment necessary for commencing construction at Ivinhema’s industrial site by mid 2011 are advancing as planned. We expect Ivinhema to start milling operations during the first half of 2013, reaching 2.0 million tons of nominal crushing capacity during that year.
Initial Public Offering and Private Placement
o	On January 28, 2011, the Company successfully completed an initial public offering of its shares listed on the New York Stock Exchange. The Company issued 28,405,925 shares, at a price of $11 per share. In addition, on February 11, 2010, the Company issued 4,285,714 shares as a consequence of the over-allotment option exercised by the underwriters of the initial public offering, raising an aggregate amount of approximately $359 million.
o	On January 28, 2011, Adecoagro also issued and sold to Al Gharrafa Investment Company 7,377,598 common shares at a purchase price per share of $10.65, which was equal to the price per common share paid by the underwriters acting in the initial public offering of the Company. This transaction was conditioned upon, and closed immediately after the closing of the initial public offering of the Company. The Company raised $79 million as a result of this issuance.
Recent Developments
o	On April 27, 2011, the President of Argentina submitted a proposal for new legislation that seeks to establish restrictions on foreign ownership of rural land in Argentina. According to its terms, foreign entities would be limited to a maximum ownership of 1,000 hectares of rural land and total foreign ownership of rural land in Argentina would be limited to no more than 20% of the total rural land in the country. The proposed legislation would not affect current landholdings by foreigners, vested property rights or agricultural operations and remains subject to the approval of a majority in the Argentine Congress as well as constitutional and other legal challenges. The Company believes that its diversified land portfolio, lines of business, in particular sugar and ethanol in Brazil, and its trans-regional expansion strategy mitigate the potential effects of the proposed legislation if enacted.

OPERATING PERFORMANCE
Farming Business
Farming Production Data

	Planted Area (hectares)			2010/2011 Harvested Area			Yields (Tons per hectare)
Planting & Production	2010/2011	2009/2010	Chg %	Hectares	% Harvested	Production	2010/2011 (1)	2009/2010 (2)	Chg %

Soybean	57,854	62,443	(7.3%)	9,284	16.0%	25,598	2.8	3.1	(10.8%)
Soybean 2nd Crop	32,313	25,079	28.8%	412	1.3%	555	1.3	1.9	(30.9%)
Corn (3)	28,174	30,577	(7.9%)	12,198	43.3%	56,041	4.6	6.1	(25.1%)
Corn 2nd Crop	3,516	4,040	(13.0%)	—	—	—	—	4.0	—
Wheat (4)	28,029	26,332	6.4%	28,029	100.0%	92,059	3.3	2.3	41.3%
Sunflower	9,943	14,784	(32.7%)	9,943	100.0%	21,041	2.1	1.2	82.0%
Cotton	3,242	425	662.7%	—	—	—	—	2.5	—

Total Crops	163,070	163,680	(0.4%)	59,866	36.7%	195,294	3.3	3.2	1.7%

Rice	27,542	18,142	51.8%	24,495	88.9%	157,290	6.4	5.1	27.0%
Coffee (perennial)	1,632	1,632	—	—	—	—	—	1.4	—

Total Farming	192,243	183,454	4.8%	84,361	43.9%	352,584	4.2	3.4	23.9%

Owned Croppable Area	118,707	106,626	11.3%	65,346	55.0%	—	—	—	—
Leased Area	37,707	47,709	(21.0%)	18,603	49.3%	—	—	—	—
Second Crop Area	35,829	29,119	23.0%	412	1.1%	—	—	—	—

Total Farming Area	192,243	183,454	4.8%	84,361	43.9%	—	—	—	—

	Milking Cows (Average Heads)			Milk Production (MM of liters)			Productivity (Liters per cow per day)
Dairy	1Q11	1Q10	Chg %	1Q11	1Q10	Chg %	1Q11	1Q10	Chg %

Milk Production	4,413	3,982	10.8%	11.2	8.1	38.7%	28.3	22.6	25.1%

	Processed Rice (thousand tons)
Rice	1Q11	1Q10	Chg	%

Processed Rice	40.7	31.4	29.6%

(1)	Yields of harvested area until 31/03/2011

(2)	Full harvest season yields

(3)	Includes sorghum

(4)	Includes barley

Note: Some planted areas may reflect immaterial adjustments compared to our previous Earnings Release due to a more accurate area measurement occurred during the period.
Adecoagro’s planting activities for the 2010/2011 harvest year were completed reaching a total planted area of 192.2K hectares, 4.8% more than the 2009/2010 harvest year and slightly higher than our original planting plan of 190.0K hectares. The increase in planted area is primarily explained by the 9.4K hectare increase in the planted area for rice, attributable to the purchase of the Dinaluca farm located in Corrientes, Argentina, and the ongoing land transformation of the San Joaquin farm.
Harvest operations began for most of our crops during the first quarter. Harvest operations are well in progress, with 43.9% of total planted area already harvested, as further described below:
Wheat: The wheat harvest was successfully completed during the beginning of the first quarter. The final yield obtained was 3.3 tons per hectare, 41.3% higher than the previous crop year. This was an exceptionally good wheat harvest throughout Argentina, as a result of lower than average temperatures during spring and early summer, combined with good sun radiation and well distributed rains.
Sunflower: The sunflower harvest was successfully completed during the first quarter. The final yield reached 2.1 tons per hectare, showing an 82.0% growth compared to the 2009/10 harvest year. The generally dry harvest year was favorable for sunflower yields, especially in the south of Buenos Aires. In addition, the 2009/10 sunflower crop was particularly poor due to excess rains at planting and harvest time at some of our farms.

Soybean: During 1Q11, we harvested just a small portion of the soybean crop. We expect the final yield to be between 10% and 15% lower than the yield for the previous harvest year. The main reason for this reduction is the lack of rain and high temperatures between February 20 and March 20, 2011. The crops were developing as expected before that date, but as a result of weather conditions, the grain-filling process was negatively affected. Furthermore, the 2009/10 harvest year was exceptionally good for soybean yields due to optimum rain distribution throughout the growth cycle.
Soybean Second Crop: The harvest of second crop soybean started during the last days of March, with only 1.3% of the total area harvested. The lack of rain and high temperatures between February 20 and March 20, 2011, also impacted this crop during plant flowering, an earlier growth stage. As a result, the number of soy pods per plant was reduced decreasing the potential yield by an estimated 15% to 20% compared to the previous harvest year.
Corn: As of March 31, 2011, the harvested area for corn totaled 12.2K hectares, 43.3% of the total planted area. Although the harvested yield stands at 4.6 tons per hectare, we expect average yields to increase as the harvest advances over the highest quality plots. However, as a result of the delay in planting and lack of rains during November 2010 through January 2011, we expect corn yields to be between 10% and 15% lower than the yields obtained in the 2009/2010 harvest year.
Rice: The rice harvest was well advanced by the end of the first quarter, reaching 88.9% of the total planted area. Harvested yields are at 6.4 tons per hectare, 27.0% higher than the yield obtained in the previous harvest year. This yield improvement in yields is primarily explained by the lack of sunlight the crop received during the 2009/2010 harvest year.
Sugar, Ethanol & Energy Business
In the Sugar, Ethanol & Energy business, the first three months of the year are commonly known as the inter-harvest season. During these months, due to very favorable growth conditions, sugarcane has a very low sugar content. As a result, mills suspend their crushing activities, and are temporarily dismantled while equipment undergoes maintenance in preparation for the upcoming harvest year. During this period, mills also focus on the renewal and expansion of their sugarcane plantations.
Sugarcane Planting

	1Q11	1Q10	Chg %

Expansion & Renewal Area (Hectares)	3,008	3,317	(9.3%)
Total Sugarcane Plantation (Hectares)	56,654	50,774	11.6%
During 1Q11, we planted 3K hectares of sugarcane for renewal and expansion of our sugarcane plantation. Planting activities were delayed as a result of excess rains compared to the 5-year historical average for the period. The excess humidity has impacted cane planting throughout the center-south region.
Our sugarcane plantation has reached a total area of 56.7K hectares, 11.6% higher than in 1Q10.

FINANCIAL PERFORMANCE
Farming & Land Transformation Businesses
Farming & Land transformation business — Financial highlights

$ thousands	1Q11	1Q10	Chg %

Gross Sales
Farming	49,299	36,519	35.0%

Total Gross Sales	49,299	36,519	35.0%

Adjusted EBITDA
Farming	20,755	13,828	50.1%
Land Transformation	—	—	—

Total Adjusted EBITDA	20,755	13,828	50.1%

Adjusted EBIT
Farming	19,741	12,644	56.1%
Land Transformation	—	—	—

Total Adjusted EBIT	19,741	12,644	56.1%

Adjusted EBIT(1) from the Farming and Land Transformation businesses increased 56.1%, from $12.6 million in 1Q10 to $19.7 million in 1Q11, driven by the increase in rice planted area and an increase in most commodity prices.
Adecoagro uses the Adjusted EBIT performance measure rather than Adjusted EBITDA to compare its different farming businesses. Different farming businesses or production models may have more or less depreciation or amortization based on the ownership of fixed assets employed in production. Consequently, similar type costs may be expensed or capitalized. For example, Adecoagro’s farming business in Argentina is based on a “contractor” production model, wherein the Company hires planting, harvesting and spraying services from specialized third party machine operators. This model minimizes the ownership of fixed assets, thus, reducing depreciation and amortization. On the other hand, operating fees are expensed increasing production costs. The Adjusted EBIT controls for such differences in business models and allows for a more comparable benchmark.

(1)	Please see “Reconciliation of Non-IFRS measures” starting on page 23 for reconciliation of Adjusted EBITDA and Adjusted EBIT to Profit/Loss. Adjusted EBITDA is defined as consolidated profit from operations before financing and taxation, depreciation, amortization and unrealized changes in fair value of long-term biological assets. Adjusted EBIT is defined as consolidated profit from operations before financing and taxation, and unrealized changes in fair value of long-term biological assets. Adjusted EBITDA margin and Adjusted EBIT margin are calculated as a percentage of gross sales.

Crops
Crops — Highlights

	metric	1Q11	1Q10	Chg %

Gross Sales	$ thousands	25,771	14,825	73.8%
	thousand tons	110	104	5.2%
Adj EBITDA	$ thousands	17,677	13,408	31.8%
Adj EBIT	$ thousands	17,319	12,906	34.2%
Area under production	Hectares	127,241	134,561	(5.4%)
Adjusted EBIT from our Crops segment increased 34.2%, from $12.9 million in 1Q10 to $17.3 million in 1Q11, primarily as a result of higher prices for most agricultural commodities such as soybean, corn and sunflower, accompanied by the higher wheat and sunflower yields obtained. Given our production model based on no-till and the geographic diversification, total expected production was not heavily affected by the dry weather experienced from mid November 2010 to mid January 2011.
Crops — Sales Breakdown

	1Q11	1Q10	Chg %	1Q11	1Q10	Chg %	1Q11	1Q10	Chg %
Crop	thousand $			thousand tons			$ per unit

Soybean(1)	3,925	4,104	(4.3%)	12.1	21.4	(43.5%)	324.5	191.8	69.2%
Corn	13,488	6,451	109.1%	63.0	63.2	(0.3%)	214.1	102.1	109.7%
Wheat (2)	—	924	(100.0%)	—	0.6	(100.0%)	—	—	—
Sunflower	3,962	2,155	83.9%	19.9	14.5	37.7%	198.7	148.8	33.5%
Cotton	3,800	627	506.3%	12.1	2.6	360.7%	314.0	238.6	31.6%
Barley	449	242	85.9%	2.4	1.8	29.9%	187.6	131.2	43.0%
Soybean meal & oil	—	—	—	—	—	—	—	—	—
Others	147	323	(54.5%)	—	—	—	—	—	—

Total	25,771	14,825	73.8%	109.5	104.1	5.2%	—	—	—

(1)	Includes sorghum

(2)	Includes barley

Note: Prices per unit are a result of the averaging of different local market prices such as FAS Rosario (Arg), FOB Nueva Palmira (Uru) and FOT Luis Eduardo Magalhaes (BR).
There was not a significant variation in the volume of sales between both periods. The 73.8% increase in sales, from $14.8 million in 1Q10 to $25.8 million in 1Q11, reflects primarily the price increases across all of our agricultural products.

Crops — Changes in Fair Value Breakdown

		Soy 2nd		Corn 2nd
As of March 31st, 2011	metric	Soy	Crop	Corn	Crop	Wheat	Sunflower	Cotton	Total

2010/11 harvest year
Planting plan (a+b+c+d+e)	Hectares	57,854	32,313	28,174	3,516	28,029	9,943	3,242	163,070
Area remaining to be planted (a)	Hectares	—	—	—	—	—	—	—	—
Planted area in initial growing stages (b)	Hectares	777	9,127	32	—	—	—	2,349	12,285
Planted area with significant biological growth (c)	Hectares	47,793	22,773	15,944	3,516	—	—	893	90,919
Changes in Fair Value 2011 from planted area 2010/2011 with significant biological growth (i)	$ thousands	9,822	2,537	5,843	(29)	—	—	1,055	19,229
Area harvested in previous period (d)	Hectares	—	—	—	—	25,258	—	—	25,258
Area harvested in current period (e)	Hectares	9,284	412	12,198	—	2,771	9,943	—	34,608
Changes in Fair Value 2011 from harvested area 2010/11 (ii)	$ thousands	467	35	2,131	—	(17)	1,914	—	4,531

Total Changes in Fair Value in 1Q11 (i+ii)	$ thousands	10,289	2,572	7,975	(29)	(17)	1,914	1,055	23,760

The table above shows the gains or losses from crop production generated during the 1Q11 period. Biological growth of 2010/11 summer crops that had not been harvested as of March 31, 2011, generated Initial recognition and changes in fair value of biological assets and agricultural produce (“Changes in Fair Value”) of $19.2 million in 1Q11. Crops harvested during 1Q11, including a portion of wheat and barley planted in the 2010/11 harvest year and the portion of harvested summer crops, generated Changes in Fair Value of $4.5 million. As a result, total Changes in Fair Value were $23.8 million for 1Q11.
Crops — Gain / Loss From Open Hedge Positions

			Volume	Hedge price	Gain/loss booked in 1Q11
Country	Product	Type of contract	(thousand tons)	($/ton)	($ thousands)

ARG	Soybean	Forward	94.3	257	(5,124)
	Soybean	Future	29.8	429	1,699
	Corn	Forward	41.1	137	154
	Corn	Future	34.2	278	0.4
	Sorghum	Forward	0.7	174	(2)
	Sunflower	Forward			(17)
	Wheat	Forward	11.2	248	(6)
	Wheat	Future	0.6	185	(1)
URU	Soybean	Forward	6.5	356	(852)
	Corn	Forward	0.7	270	(23)
	Sorghum	Forward	0.5	207	(24)
BRA	Soybean	Forward	8.4	321	(916)
	Cotton	Forward	1.6	2,813	(534)

Total			229.6		(5,644)

As of March 31, 2011, open hedge positions stood at 229.6 thousand tons of crops. Gains and losses at end of period resulting from the mark-to-market at period end of all futures contracts and losses resulting from the mark-to-market of the portion of forward contracts that are linked to biological assets with significant biological growth are recorded in the Statement of Income. As a result of the increase in commodity prices experienced during 1Q11, we recognized non-cash losses from our open hedge positions of $5.6 million. These losses are reflected in the “Other Operating Income, net” line item of the 1Q11 Statement of Income.

Rice
Rice — Highlights

	metric	1Q11	1Q10	Chg %

Gross Sales	$ thousands	15,580	14,471	7.7%
Adj EBITDA	$ thousands	4,510	1,283	251.4%
Adj EBIT	$ thousands	4,124	835	393.9%
Area under production	Hectares	27,542	18,142	51.8%

Rice Mills
Own rough rice transferred to mills	thousand tons(1)	35.2	16.6	112.6%
Third party rough rice purchases	thousand tons	5.6	14.9	(62.7%)
Sales of Processed Rice	thousand tons	40.2	39.0	3.0%
Ending stock	thousand tons	127.8	65.3	95.8%

(1)	Of rough rice equivalent
The planted area for rice increased by 51.8% from 18.1K hectares in 1Q10, to 27.5K hectares in 1Q11. The expansion in planted area, together with an improvement in yields, has led to a substantially higher amount of harvested tons. In line with the Company’s expansion plan, a fourth rice mill is being developed in the Province of Santa Fe, which is expected to begin milling brown rice during the beginning of the third quarter, and white rice during the next harvest season.
Adjusted EBIT has been considerably higher for the first quarter of 2011 when compared to the same quarter of 2010, as a result of the significant expansion in planted area and better yields.

Rice — Changes in Fair Value Breakdown

as of March 31st, 2011	metric	Northeast Argentina

2010/11 harvest year
Planting plan (a+b+c+d+e)	Hectares	27,542
Area remaining to be planted (a)	Hectares	—
Planted area in initial growing stages (b)	Hectares	—
Planted area with significant biological growth (c)	Hectares	3,046
Changes in Fair Value 2011 from planted area 2010/2011 with significant biological growth (i)	$ thousands	580
Area harvested in previous period (d)	Hectares	—
Area harvested in current period (e)	Hectares	24,495
Changes in Fair Value 2011 from harvested area 2010/11 (ii)	$ thousands	8,597

Total Changes in Fair Value in 2010 (i+ii)	$ thousands	9,177

For the 2010/11 harvest year, rice harvested between February and March 2011 generated Changes in Fair Value of $8.6 million in 1Q11. The biological growth of un-harvested rice, which attained significant biological growth as of March 31, 2011, generated Changes in Fair Value of $0.6 million in 1Q11. As a result, total Changes in Fair Value for rice reached $9.2 million during 1Q11.
Dairy
Dairy — Highlights

	metric	1Q11	1Q10	Chg %

Gross Sales	$ thousands	4,443	2,469	79.9%
	thousand liters	11,225	8,093	38.7%
Adj EBITDA	$ thousands	767	(156)	—
Adj EBIT	$ thousands	650	(249)	—
Milking Cows	Average Heads	4,413	3,982	10.8%
Area under production	Hectares	2,640	2,559	3.2%
With our state of the art free stall dairy operating at full capacity, and cows more adapted to their new environment, milk production increased from 8.1 million liters in 1Q10 to 11.2 million liters in 1Q11, representing a 38.7% year-over-year increase.
The increase in milk production is also a result of an expansion of our dairy herd and the transfer of over 1,000 heads from our grazing dairy to the free stall dairy, where productivity and transformation of feed into milk is optimized.

Coffee
Coffee — Highlights

	metric	1Q11	1Q10	Chg %

Gross Sales	$ thousands	2,169	3,224	(32.7%)
	tons	967	742	30.3%
Adj EBITDA	$ thousands	(3,328)	(1,601)	(107.9%)
Adj EBIT	$ thousands	(3,446)	(1,621)	(112.5%)
Area under production	Hectares	1,632	1,632	—
During January 2011 through March 2011, Adjusted EBIT for coffee reflects only the expenses incurred in connection with the maintenance of coffee trees and preparations for the coffee bean harvest. Accordingly, in an average year, Adjusted EBIT for the last three quarters of the year would reflect gains as a result of the harvest.
Adjusted EBIT from the Coffee segment in 1Q11 was $(3.4) million, reflecting a $1.8 million higher loss than the $(1.6) million of 1Q10. This increase is mainly attributable to soil preparation expenses incurred during 1Q11 to prepare the surface for an expansion of our mechanized coffee harvest in the 2011 harvest. These higher expenses incurred in 1Q11 are expected to reduce manual harvest expenses projected for the 3Q11, and are not expected to increase the overall production cost of the season.
Coffee — Gain / Loss From Open Hedge Positions

			Volume	Hedge price	Gain/loss booked in 1Q11
Country	Product	Type of contract	(thousand tons)	(cts/lb)	($ thousands)

BRA	Coffee	Future March	0.5	214	(80)
		OTC July	0.9	175	(490)

Total			1.3	189	(570)

Adjusted EBIT of 1Q11 was also affected by higher losses of hedge positions due to the increase of coffee prices during the period. As of March 31, 2010, our open hedging positions for coffee amounted to 1.3K tons. The increase in coffee prices during 1Q11 generated a non-cash loss of $0.6 million, resulting from the mark-to-market of all futures contracts and over the counter (“OTC”) contracts at year end. These losses impacted the 1Q11 Statement of Income in the “Other Operating Income, net” line item.

Cattle
Cattle — Highlights

	metric	1Q11	1Q10	Chg %

Gross Sales	$ thousands	1,336	1,530	(12.7%)
Adj EBITDA	$ thousands	1,131	893	26.7%
Adj EBIT	$ thousands	1,093	773	41.5%
Area under production	Hectares	79,484	87,024	(8.7%)
Our cattle business consists mainly of the leasing of the Company’s productive land that is not suitable for crop production to a third party for cattle grazing activities. The payments received under this 10-year lease agreement are fixed in kilograms of beef per hectare and tied to the market price of beef. As a result of an increase in beef prices from $1.36/kg in 1Q10 to $1.98/kg in 1Q11, Adjusted EBIT increased by 41.5% in 1Q11 compared to the same period of the previous year.
Land transformation business
There were no farm sales closed during 1Q10 and 1Q11. However, land transformation is an ongoing process in the Company, which consists of transforming undervalued and undermanaged land into its highest production capabilities. Adecoagro is currently engaged in the transformation of several farms, especially in the northeastern region of Argentina, where farms formerly used for cattle grazing are being successfully transformed into high yielding crop and rice farms.
The company is continuously seeking to recycle its capital by disposing of a portion of its fully developed mature farms and by acquiring farms with higher potential for transformation. This allows the company to monetize the capital gains generated by its fully transformed farms and allocate its capital to acquire land with higher transformation potential, thereby enhancing the return on invested capital.

Sugar, Ethanol & Energy business
Sugar Ethanol & Energy — Highlights

$ thousands	1Q11	1Q10	Chg %

Sales Angelica	2,908	10,170	(71.4%)
Sales UMA	6,077	5,661	7.4%

Total Sales	8,953	15,831	(43.4%)

Gross Profit Manufacturing Activities - Angelica	446	(3,704)	—
Gross Profit Manufacturing Activities - UMA	1,787	(145)	—
Gross Profit Manufacturing Activities	2,232	(3,849)	—
Adj EBITDA Angelica	(4,240)	(48)	8,724.7%
Adj EBITDA UMA	(1,200)	(2,947)	(59.3%)

Total Adjusted EBITDA	(5,441)	(2,995)	81.7%

Adj EBITDA Margin Angelica	(145.8%)	(0.5%)	30,763.6%
Adj EBITDA Margin UMA	(19.8%)	(52.1%)	(62.1%)

Adjusted EBITDA Margin Total	(60.8)%	(18.9)%	221.3%

As outlined above, in the Sugar, Ethanol & Energy business, the first three months of the year are commonly known as the inter-harvest season. Weather during this period is highly favorable for sugarcane growth and therefore sugar content is low. As a result, mills suspend their crushing activities and are temporarily dismantled. Mill equipments and machinery undergo a strict maintenance program in preparation for the upcoming harvest year. During this period, mills also focus on the renewal and expansion of their sugarcane plantations. Therefore, Adjusted EBITDA in the first quarter will only reflect the sales of sugar and ethanol inventories, the expenses incurred in sugarcane maintenance and preparation for the next harvest season, and hedging results.
The 43.4% decrease in sales in 1Q11 compared to 1Q10, is a result of our strategic decision to accelerate sales of ethanol in 4Q10, specifically at our Angelica mill, as a result of a favorable outlook for ethanol prices. Therefore, as inventories were largely depleted at 2010 year end, 1Q11 sales were markedly low. In addition, sales during 1Q10 were positively affected by the decision to carry ethanol stocks during the off-season.
Gross profit from manufacturing activities increased $6.0 million, from $(3.8) million in 1Q10 to $2.2 million in 1Q11. This increase reflects the better sugar and ethanol margins in the 2010 harvest year compared to the 2009 harvest year. The employment of crushing capacity at both Company’s mills increased from 2.2 million tons of cane in 2009 to 4.1 million in 2010, generating lower fixed costs per unit and, therefore, decreasing the cost of manufactured products sold in 1Q11 compared to 1Q10. In addition, sugar and ethanol prices during 1Q11 were 6.7% and 7.7%, respectively, higher than 1Q10.
Although gross profit was positive during the first quarter, the low volume of inventory for sale was not sufficient to offset the expenses incurred in the maintenance and preparation of sugarcane plantations for the start of the harvest season. As shown in the bottom table of page 14, these expenses (“agricultural produce”) reached $4.2 million during 1Q11. Maintenance and husbandry of our sugarcane plantations was done in a timely manner and its development has been normal for this time of the year.

Total Adjusted EBITDA of our Sugar, Ethanol and Energy business for 1Q11, as compared to the same period in the previous year, decreased $2.4 million, from $(3.0) million in 1Q10 to $(5.4) million in 1Q11, which includes $1.3 million in non-cash gains from hedged positions of futures and forward contracts. Adjusted EBITDA in 1Q10 includes gains from hedge positions of $10.6 million.
Sugar Ethanol & Energy — Sales Breakdown

	$ thousands			thousands of units			($/ unit)
	1Q11	1Q10	Chg %	1Q11	1Q10	Chg %	1Q11	1Q10	Chg %

Sugar (tons)	5,235	2,657	97.0%	9.6	5.2	84.6%	547	513	6.7%
Ethanol (cubic meters)	3,507	12,942	(72.9%)	4.5	18.0	(74.8%)	773	718	7.7%
Energy (Mwh)	160	137	16.5%	—	—	—	—	—	—
Other	51	95	(46.3%)	—	—	—	—	—	—

TOTAL	8,953	15,831	(43.4%)	—	—	—	—	—	—

As described above, sales of ethanol in the first quarter of 2011 were lower than in the same period of the previous year as a result of the company’s strategy to liquidate most of our ethanol inventory before year end.
Sugar, Ethanol & Energy — Changes in Fair Value

	1Q11			1Q10
	$	Hectares	$/hectare	$	Hectares	$/hectare

Biological Asset
(+) Sugarcane plantations at end of period	152,283,915	56,654	2,688	163,087,354	50,774	3,212
(-) Sugarcane plantations at begining of period	104,848,144	53,799	1,949	164,700,383	49,470	3,329
(-) Planting investment	14,774,940			14,851,027
(-) Exchange difference	3,234,423			(3,661,849)

Changes in Fair Value of Biological Assets	29,426,407			(12,802,208)

Agricultural produce
	$			$
(+) Harvested own sugarcane transferred to mill	—			2,505,920
(-) Expenses	4,235,367			5,538,881
Changes in Fair Value of Agricultural Produce	(4,235,367)			(3,032,960)
	—			—

Total Changes in Fair Value	25,191,040			(15,835,168)

In 1Q11, Total Changes in Fair Value of the Sugar, Ethanol and Energy business reached $25.2 million, primarily as a result of an increase in the fair value of our sugarcane plantations, from an average of $1,949 per hectare at the beginning of the period to $2,688 per hectare at period end, generating an unrealized Change in Fair Value of $29.4 million. The higher valuation per hectare resulted from an increase in the sugar price input of the sugarcane valuation model used to estimate the fair value of the Company’s sugarcane plantation. Future sugar price estimates in this model are derived by using a 6-month average of daily Sugar #11 ICE-NY future contracts prices. This unrealized non-cash gain was offset by a $(4.2) million loss in current cane production, driven by cane maintenance expenses incurred during 1Q11.
The main driver for the $(15.8) loss in 1Q10 was a decrease in the fair value of our sugarcane plantations, from an average of $3,329 per hectare at the beginning of the period to $3,212 per hectare at period end. The lower valuation per hectare results from a decrease in the sugar price input of the sugarcane valuation model.

Sugar, Ethanol and Energy — Results From Open Hedge Positions

			Volume	Hedge Price	Gain/Loss Booked
Country	Product	Type of contract	(thousand tons)	($ cts/lb)	in 1Q11 ($ thousand)

BRA	Sugar	Forward May	42.0	25.8	—
		Forward July	58.2	24.4	—
		Forward October	9.0	23.1	—
		OTC July	20.3	18.1	822.6
		OTC October	26.9	24.1	269.1
		Future May	1.0	28.9	49.5
		Future July	1.5	25.7	39.0

		Total	159.0	23.9	1,180.2

	Ethanol	BMF April	6.4	715.7	94.7
		BMF May	0.4	640.6	6.9

		Total	6.8	711.4	101.6

As of March 31, 2011, open hedge positions stood at 159.0 thousand tons of sugar and 6.8 thousand cubic meters of ethanol, at an average price $23.9 cents/lb and $711.4 per cubic meter, respectively. During 1Q11 we recorded gains of $1.3 million resulting from the mark-to-market of all futures and OTC contracts at period end. The recognition of the gain caused by the decrease in sugar and ethanol market prices is reflected in our Statement of Income under the “Other operating income, net” line item.
Indebtedness
Debt Breakdown

$ thousands	1Q11	4Q10	Chg %

Short Term Debt	155,955	138,800	12.4%
Farming	75,425	67,951	11.0%
Sugar, Ethanol & Energy	80,530	69,843	15.3%
Long Term Debt	247,931	250,672	(1.1%)
Farming	59,884	54,871	9.1%
Sugar, Ethanol & Energy	188,047	196,806	(4.5%)
Total Debt	403,886	389,472	3.7%
Cash & Equivalents	451,246	70,269	542.2%
Net Debt	(47,360)	319,203	—
Adecoagro’s gross indebtedness at the end of 1Q11 was $403.9 million, showing a 3.7% increase compared to the previous quarter. In the Sugar, Ethanol and Energy business, the increase in short term debt is the result of the current portion of long term debt coming due. The Farming business increased both its short and long term debt by 11.0% and 9.1%, respectively, primarily due to additional working capital required during the planting and harvesting of the company’s crops. Cash proceeds generated by the sale of harvested crops are expected to be applied to reduce farming debt in the second and third quarters.
Net debt stands at $(47.4) million. The decrease in net debt as of 1Q10 compared to 4Q10, is the result of the IPO proceeds of $423.0 million, which the Company expects to use to finance its expansion plans.

Debt Currency Breakdown	Short and Long term Debt

Capital Expenditures

$ thousands	1Q11	1Q10	Chg %

Farming & Land Transformation	3,185	2,485	28.2%
Land Acquisitions	—	—	—
Land Transformation	831	727	14.2%
Rice Mill Construction	1,562	66	2,256.9%
Dairy Free Stall Unit	—	555	(100.0%)
Others	792	1,136	(30.3%)
Sugar, Ethanol & Energy	18,453	44,501	(58.5%)
Sugar & Ethanol millls	3,678	29,650	(87.6%)
Sugarcane Planting	14,775	14,851	(0.5%)

Total	21,638	46,985	(53.9%)

Adecoagro’s capital expenditures during 1Q11 totaled $21.6 million, 53.9% lower than 1Q10. Over 80.0% of these expenditures were related to the expansion of our Sugar, Ethanol & Energy business, mainly the planting of 3,008 hectares of sugarcane to supply our mills. Comparatively, in 1Q10, $29.7 million was invested in Sugar and Ethanol mills, to finalize the construction of the Angelica’s sugar factory. Capital expenditures made in our Farming & Land Transformation business were primarily investments on the construction of the new rice mill in Santa Fe, Argentina, which is estimated to start its milling operations during the beginning of the third quarter of 2011. Land Transformation investment is being mostly made for the development of new croppable hectares in the company’s rice farms.

Inventories
End of Period Inventories

Product	Metric	1Q11	1Q10	Chg %

Soybean	tons	17,308	20,400	(15.2%)
Corn (1)	tons	17,183	22,894	(24.9%)
Wheat (2)	tons	58,788	32,289	82.1%
Sunflower	tons	9,404	9,573	(1.8%)
Cotton	tons	1	65	(98.0%)
Rice	tons	127,804	65,269	95.8%
Coffee	tons	233	166	40.4%
Sugar	tons	957	479	99.9%
Ethanol	m3	224	1,729	(87.0%)

(1)	Includes sorghum

(2)	Includes barley
Variations in inventory levels between 1Q11 and 1Q10 are attributable to (i) changes in production volumes resulting from changes in planted area, production mix between different crops and yields obtained, (ii) different percentage of area harvested during the period, and (iii) changes in commercial strategy or selling pace for each product.

Forward-looking Statements
This press release contains forward-looking statements that are based on our current expectations, assumptions, estimates and projections about us and our industry. These forward-looking statements can be identified by words or phrases such as “anticipate,” “forecast”, “believe,” “continue,” “estimate,” “expect,” “intend,” “is/are likely to,” “may,” “plan,” “should,” “would,” or other similar expressions.
The forward-looking statements included in this press release relate to, among others: (i) our business prospects and future results of operations; (ii) the implementation of our business strategy, including our development of the Ivinhema project; (iii) our plans relating to acquisitions, joint ventures, strategic alliances or divestitures; (iv) the implementation of our financing strategy and capital expenditure plan; (v) the maintenance of our relationships with customers; (vi) the competitive nature of the industries in which we operate; (vii) the cost and availability of financing; (viii) future demand for the commodities we produce; (ix) international prices for commodities; (x) the condition of our land holdings; (xi) the development of the logistics and infrastructure for transportation of our productions in the countries where we operate; (xii) the performance of the South American and world economies; (xiii) weather and other natural phenomena; (xiv) the relative value of the Brazilian Real, the Argentine Peso, and the Uruguayan Peso compared to other currencies; and (xv) developments in, or changes to, the laws, regulations and governmental policies governing our business, including environmental laws and regulations.
These forward-looking statements involve various risks and uncertainties. Although we believe that our expectations expressed in these forward-looking statements are reasonable, our expectations may turn out to be incorrect. Our actual results could be materially different from our expectations. In light of the risks and uncertainties described above, the estimates and forward-looking statements discussed in this press release might not occur, and our future results and our performance may differ materially from those expressed in these forward-looking statements due to, inclusive, but not limited to, the factors mentioned above. Because of these uncertainties, you should not make any investment decision based on these estimates and forward-looking statements.
The forward-looking statements made in this press release related only to events or information as of the date on which the statements are made in this press release. We undertake no obligation to update any forward-looking statements to reflect events or circumstances after the date on which the statements are made or to reflect the occurrence of unanticipated events.

Appendix
MARKET OUTLOOK
Soft Commodity Prices
(31-12-2010=100)
Source: Thomson Reuthers
Soybean:
- Average price for the March 2011 future contract on CBOT (Chicago Board of Trade) was $13.80/bushel in 1Q11. This represents an 11% increase compared to 4Q10 and a 44.5% increase compared to 1Q10.
- According to the USDA WASDE report released on April 8th, world production is estimated to reach 260.97 million metric tons (MMT) in 2010/11, slightly above the 258.4 MMT estimated in the previous release. The outlook for global soybean supply remains uncertain, as production in South America is still not defined. Soybean production in South America is estimated at 132.7 MMT, according to Oil World.
- According to USDA, production in Argentina is estimated at 49.7 MMT. The current harvest pressure and a softer demand are weakening prices. Prior premiums of $0.35/bushel over Jul-11 (Rosario FOB price) are currently down to $0/bushel over Jul-11. In 2011, Argentina is expected to export around 11 MMT of soybeans compared to 12 MMT in 2010. For 2011, biodiesel production is estimated at

3.2 MMT or 17 MMT of beans, according to Programa Nacional de Bioenergias; this means that around 35% of Argentina’s soybean production could be used as biodiesel.
- For Brazil, CONAB (Companhia Nacional de Abastecimento) estimates a 72.2 MMT harvest in 2010/2011, while USDA estimated it in 72 MMT (up from 70 MMT in March). The final value will depend on the impact of the adverse climatic conditions, especially in the country’s major producing zone Mato Grosso do Sul.
- USDA estimates Paraguay harvest in 8.2 MMT, although local private firms range is between 7.5 and 8.0 MMT.
- Soybean oil prices at the Chicago Board of Trade showed a downward trend since the beginning of the year. This represents a risk for soybeans prices.
- Soybeans stock-to-use in the US was reported to be at historically low levels of 4.2%. The March 31 Stocks Report showed a 21 million bushels decline in US soybeans stocks compared to the previous year. According to USDA’s Prospective Plantings Report, plantings for 2011/2012 are estimated in 76.6 million acres, 0.8 million acres below than 2010/2011 plantings. Despite that, a delay in corn plantings due to climatic conditions could benefit soybeans acreage.
Wheat:
- The March 2011 future contract on CBOT had an average price of $7.90/bushel in 1Q11, a 12% increase compared to 4Q10 and a 59% increase compared to 1Q10.
- USDA’s April 2011 report shows that global ending stocks are estimated at 182.83 MMT. This represents a 0.93 MMT increase compared to March USDA’s estimates. In the US, endings stocks for 2010/2011 are calculated in 839 million bushels. The 2011 Prospective Plantings Report estimated plantings at 58 million acres for 2011/2012 wheat (4.4 million acres higher than 2010/2011 and also above previous estimates).
- Kansas, Texas and Oklahoma, the three largest winter wheat producing states in the US are suffering from a severe to extreme drought. USDA confirmed that only 36% of US Hard Red Winter crop was rated as good to excellent compared to 65% in the previous year. Despite that, the loss in hard red winter wheat is expected to be offset by the increase in soft red wheat.
- The spread between Kansas and CBOT wheat is now trading at its widest in at least 30 years. We expect this spread will continue to widen as long as high quality wheat is affected by dryness.
- According to USDA, 2010/2011 production in Russia will reach 41.51 MMT, and 16.84 MMT in Ukraine. These large harvest estimates generate the concern that export bans in these countries could be eliminated during 2011, which represents a risk for market prices.
- Concerning demand, conflicts in North Africa and Middle East represent an additional risk, given that those regions are wheat net importers.
- According to USDA, Brazil is expected to import 5.9 MMT, out of which 3 MMT have already been purchased, and a 3.0 MMT deficiency remains. Analyzing the possible origin countries, Argentine FOB price is USD 350/ton, while US wheat FOB price in the Gulf is USD 360/ton (considering the Extra-Mercosur duty & Freight, Argentine wheat is $50/ton cheaper).

- For 2011/2012 harvest year, USDA estimates that Argentina will increase its wheat planted area by 300,000 hectares. But production will only reach 13 MMT, 2 MMT below the 2010/2011 harvest year record due to lower expected yields.
Cotton:
- The average price for the nearby future contract traded on ICE (ICE Futures U.S) was US¢ 179.2/lb in 1Q11. This represents a 38% increase compared to 4Q10 and a 135.5% increase compared to 1Q10.
- During 2010, the cotton crop went through dramatic changes, with prices reaching historical records. There was a strong demand from Chinese mills and emerging markets, and supply setbacks in major production regions. These factors pushed the global stock balance to its lowest level in a decade-and-a-half. Ending stocks in the US are at a record low of 1.60 M bales.
- USDA’s April 2011 report estimates a global production of 114.53 million bales in 2010/2011 harvest year, a 13% compared to the previous year. Cotton supply is likely to remain tight due to adverse weather conditions throughout India, Australia, and Pakistan, which have damaged cotton crops. Prices are expected to remain high due to strong demand from China and India. These factors have increased price projections.
- Argentina, Brazil and Australia increased cotton planted area 61% for the 2011 crops as a response to the increase in prices.
- Elevated margins offered by higher cotton prices led to higher cotton acreage planting in the US (12.6 million acres). China, India and the US are the three largest cotton producers.
Rice:
- The South American market for high quality milled rice stood at $515/ton FOB 1Q11, while the 4Q10 average was at $560/ton.
- World exports for the first quarter of 2011 were 14% above 2010, and 27% higher than that of 2009, showing active demand (possibly affected by the increase of complex grain prices), as well as a strong pace on the supply side, leaded by Thailand and Vietnam, which had 54% and 30% increases in production respectively.
- Forecast of a likely weaker Q2 ahead worldwide. Issues that could affect the rice crop include weather problems in Peru affecting local crops and higher than expected Brazilian imports.
Coffee:
- The March 2011 future contract traded on ICE at an average price of $2.547/lb in 1Q11, a 24% increase compared to 4Q10 and an 89% increase compared to 1Q10.
- In March, coffee on ICE market reached the highest price level since 1997, as a result of tight inventories and low stocks driven by three consecutive below-par crops in Colombia.
- According to CONAB, the crop in Brazil will reach 47.2 million 60 kg bags in 2010/2011, slightly lower than the 2009/2010 record high of $48.1 million 60 kg bags. Export activity in Brazil remains firm but internal market continues with big discounts relative to international markets.

- Weather conditions around the world have affected quality coffee such as Arabica coffee beans. This has been one of the main reasons of the rally in prices during the last months.
- Poor crops in the world’s top three producers, Brazil, Colombia and Vietnam, are expected to result in higher prices during 2011.
Sugar & Ethanol:
- 1Q represents the off-season period in the Centre-South region of Brazil, which was characterized by tight ethanol and sugar supplies this year. In order to contain hydrous ethanol demand because of low stock levels, prices skyrocketed during the period, increasing 13% in comparison to 4Q10 and 14% compared to 1Q10, averaging 1.376,70 BRL/m3 gross. The tightness of anhydrous ethanol stocks was priced in towards the end of the quarter so that quotations just grew 7% compared to 4Q10 and 10% compared to 1Q10, reaching 1.329,10 BRL/m3 gross. The impact on pump sales in Brazil was delayed and sales started to fall only in the beginning of March while the price rally started in February, worsening the stocks situation. Given the wide spread between Brazilian prices and American ethanol, imports started to arrive to the country, possibly reaching 200 K m3 in the center-south region between the end of Q1 and beginning of Q2 in 1Q11. Poor cane quality and heavy rains in March delayed the beginning of harvest. Only a few mills started crushing in 1Q11 as opposed to the 98 (30% of total) which had started during 1Q10.
- This situation has caught the Brazilian government’s attention, especially because of the impact on inflation, and a discussion about intervention tools has started. The most probable actions are expected to be a reduction of the blending program and control/coordination of ethanol production and stocks by the National Petroleum Agency (ANP) .
- One of the reasons cited by the Brazilian government for the extremely tight ethanol market was the focus during the harvest on sugar production in response to high international prices. The nearby futures contract on ICE traded at an average price of $0.3049/lb in 1Q2011, a 5% increase compared to 4Q2010 and a 25% increase compared to 1Q2010.
- During 1Q11, sugar production in Thailand was surprisingly higher than expected by the market, which brought some relief to the short-term deficit in the sugar market. Although Indian OGL exports of 500 K tons were approved during 1Q2011, they will start to be loaded during 2Q11. Exports from these Asian countries, together with the start of the Brazilian CS harvest can put pressure on sugar prices during 2Q2011.

Reconciliation of Non-IFRS measures (Adjusted EBITDA & Adjusted EBIT) to Profit/(loss) for 1Q11 and 1Q10
We define Adjusted EBITDA for each of our operating segments as the segment’s share of consolidated profit from operations before financing and taxation for the year or period, as applicable, before depreciation and amortization and unrealized changes in fair value of long-term biological assets.
We define Adjusted EBIT for each of our operating segments as the segment’s share of consolidated profit from operations before financing and taxation for the year or period, as applicable, before unrealized changes in fair value of long-term biological assets.
We believe that Adjusted EBITDA and Adjusted EBIT are for the Company and each operating segment, respectively important measures of operating performance because they allow investors and others to evaluate and compare our consolidated operating results and to evaluate and compare the operating performance of our segments, respectively, including our return on capital and operating efficiencies, from period to period by removing the impact of our capital structure (interest expense from our outstanding debt), asset base (depreciation and amortization), tax consequences (income taxes), unrealized changes in fair value of long term biological assets (a significant non-cash gain or loss to our consolidated statements of income following IAS 41 accounting), foreign exchange gains or losses and other financial expenses. Other companies may calculate Adjusted EBITDA and Adjusted EBIT differently, and therefore Adjusted EBITDA and Adjusted EBIT may not be comparable to similarly titled measures used by other companies. Adjusted EBITDA and Adjusted EBIT are not a measures of financial performance under IFRS, and should not be considered in isolation or as an alternative to consolidated net profit (loss), cash flows from operating activities, profit from operations before financing and taxation and other measures determined in accordance with IFRS.

Adjusted EBIT & Adjusted EBITDA Reconciliation to Profit/Loss — 1Q11

$ thousands	Crops	Rice	Dairy	Coffee	Cattle	Farming	Sugar	Land Transformation	Corporate	Total

Sales of manufactured products and services rendered	31	15,555	—	713	1,089	17,388	8,953	—	—	26,341
Cost of manufactured products sold and services rendered	—	(14,594)	—	(629)	—	(15,223)	(6,721)	—	—	(21,944)

Gross Profit from Manufacturing Activities	31	961	—	84	1,089	2,165	2,232	—	—	4,397

Sales of agricultural produce and biological assets	25,740	25	4,443	1,456	247	31,911	—	—	—	31,911
Cost of agricultural produce and biological assets	(25,740)	(25)	(4,443)	(1,456)	(247)	(31,911)	—	—	—	(31,911)
Initial recog. and changes in FV of BA and ag. produce	23,759	9,177	2,847	(2,560)	44	33,267	25,191	—	—	58,458
Gain from changes in NRV of AP after harvest	2,933	—	—	(313)	—	2,620	—	—	—	2,620

Gross Profit from Agricultural Activities	26,692	9,177	2,847	(2,873)	44	35,887	25,191	—	—	61,078

Margin Before Operating Expenses	26,723	10,138	2,847	(2,789)	1,133	38,052	27,423	—	—	65,475

General and administrative expenses	(2,516)	(3,496)	(680)	(313)	(28)	(7,033)	(5,179)	—	(5,095)	(17,307)
Selling expenses	(259)	(2,599)	(76)	(114)	(12)	(3,060)	(2,810)	—	—	(5,870)
Other operating income, net	(6,629)	81	—	(549)	—	(7,097)	1,282	—	119	(5,696)
Share of loss of joint ventures	—	—	—	—	—	—	—	—	—	—

Profit from Operations Before Financing and Taxation	17,319	4,124	2,091	(3,765)	1,093	20,862	20,716	—	(4,976)	36,602

Initial recog. and changes in F.V. of BA (unrealized) (-1)	—	—	(1,441)	319	—	(1,121)	(29,426)	—	—	(30,548)

Adj. EBIT	17,319	4,124	650	(3,446)	1,093	19,741	(8,710)	—	(4,976)	6,054

Depreciation PPE (-1)	357	385	117	118	38	1,015	3,269	—	—	4,284

Adj. EBITDA	17,677	4,510	767	(3,328)	1,131	20,755	(5,441)	—	(4,976)	10,338

Initial recog. and changes in F.V. of BA (unrealized)										30,548
Depreciation PPE										(4,284)
Financial result, net										(11,885)
Income tax										(9,356)

Profit/(Loss) for the Period										15,361

Adjusted EBIT & Adjusted EBITDA Reconciliation to Profit/Loss — 1Q10

$ thousands	Crops	Rice	Dairy	Coffee	Cattle	Farming	Sugar	Land Transformation	Corporate	Total

Sales of manufactured products and services rendered	61	14,462	—	2,173	703	17,399	15,782	—	—	33,181
Cost of manufactured products sold and services rendered	—	(13,556)	—	(2,059)	—	(15,615)	(19,632)	—	—	(35,247)

Gross Profit from Manufacturing Activities	61	906	—	114	703	1,784	(3,850)	—	—	(2,066)

Sales of agricultural produce and biological assets	14,764	9	2,469	1,051	827	19,120	49	—	—	19,169
Cost of agricultural produce and biological assets	(14,764)	(9)	(2,469)	(1,051)	(827)	(19,120)	(49)	—	—	(19,169)
Initial recog. and changes in FV of BA and ag. produce	11,293	2,986	1,791	(1,367)	173	14,876	(16,843)	—	—	(1,967)
Gain from changes in NRV of AP after harvest	1,660	(0)	—	(26)	—	1,634	0	—	—	1,634

Gross Profit from Agricultural Activities	12,953	2,986	1,791	(1,393)	173	16,510	(16,843)	—	—	(333)

Margin Before Operating Expenses	13,014	3,892	1,791	(1,279)	876	18,294	(20,693)	—	—	(2,399)

General and administrative expenses	(1,847)	(1,294)	(654)	(341)	(116)	(4,252)	(5,434)	—	(4,297)	(13,983)
Selling expenses	(179)	(1,929)	(87)	(250)	(26)	(2,471)	(3,533)	—	—	(6,004)
Other operating income, net	1,918	166	—	(18)	0	2,066	9,891	—	(427)	11,530
Share of loss of joint ventures	—	—	—	—	—	—	—	—	—	—

Profit from Operations Before Financing and Taxation	12,906	835	1,050	(1,888)	734	13,637	(19,769)	—	(4,724)	(10,856)

Initial recog. and changes in F.V. of BA (unrealized) (-1)	—	—	(1,299)	267	39	(993)	13,809	—	—	12,816

Adj. EBIT	12,906	835	(249)	(1,621)	773	12,644	(5,960)	—	(4,724)	1,960

Depreciation PPE (-1)	502	448	93	20	121	1,184	2,966	—	—	4,150

Adj. EBITDA	13,408	1,283	(156)	(1,601)	893	13,828	(2,995)	—	(4,724)	6,109

Initial recog. and changes in F.V. of BA (unrealized)										(12,816)
Depreciation PPE										(4,150)
Financial result, net										(8,308)
Income tax										2,348

Profit/(Loss) for the Period										(16,816)

Condensed Consolidated Interim Financial Statements
Statement of Income

$ thousands	1Q11	1Q10	Chg %

Sales of manufactured products and services rendered	26,341	33,181	(20.6%)

Cost of manufactured products sold and services rendered	(21,944)	(35,247)	(37.7%)

Gross Profit from Manufacturing Activities	4,397	(2,066)	—

Sales of agricultural produce and biological assets	31,911	19,169	66.5%

Cost of agricultural produce sold and direct agricultural selling expenses	(31,911)	(19,169)	66.5%
Initial recognition and changes in fair value of biological assets and agricultural produce	58,458	(1,967)	—
Changes in net realizable value of agricultural produce after harvest	2,620	1,634	60.3%

Gross (Loss)/ Profit from Agricultural Activities	61,078	(333)	—

Margin on Manufacturing and Agricultural Activities Before Operating Expenses	65,475	(2,399)	—

General and administrative expenses	(17,307)	(13,983)	23.8%
Selling expenses	(5,870)	(6,004)	(2.2%)
Other operating income, net	(5,696)	11,530	—
Share of loss of joint ventures	—	—	—

Gain (Loss) from Operations Before Financing and Taxation	36,602	(10,856)	—

Finance income	3,423	854	300.8%
Finance costs	(15,308)	(9,162)	67.1%

Financial results, net	(11,885)	(8,308)	(43.1%)

Gain (Loss) Before Income Tax	24,717	(19,164)	—

Income tax benefit	(9,356)	2,348	—

Gain (Loss) for the Period	15,361	(16,816)	—

Condensed Consolidated Interim Statement of Cash Flows
Statement of Cash Flows

$ thousands	1Q11	1Q10	Chg %

Cash flows from operating activities:
Gain (Loss) for the period	15,361	(16,816)	—
Adjustments for:
Income tax benefit	9,356	(2,348)	—
Depreciation	4,192	4,069	3.0%
Amortization	92	81	13.6%
Gain from disposal of other property items	(218)	(242)	(9.9%)
Employee unit options granted	349	582	(40.0%)
Gain/ (loss) from derivative financial instruments and forwards	4,387	(11,109)	—
Interest and other expense, net	7,648	5,074	50.7%

Initial recognition and changes in fair value of non harvested biological assets (unrealized)	(49,668)	315	—

Changes in net realizable value of agricultural produce after harvest (unrealized)	(210)	215	—
Provision and allowances	5,232	(1,152)	—
Foreign exchange gains, net	1,484	2,451	(39.5%)

Changes in operating assets and liabilities:

Decrease/ (increase) in trade and other receivables	1,528	5,521	(72.3%)
Increase in inventories	(39,614)	(6,940)	470.8%
Increase in biological assets	21,683	11,081	95.7%
Decrease in other assets	1	8	(87.5%)

Increase/(Decrease) in derivative financial instruments	(9,287)	(4,684)	98.3%
(Decrease)/ increase in trade and other payables	2,982	1,325	125.1%
Increase in payroll and social security liabilities	1,104	131	742.7%
Increase in provisions for other liabilities	—	(682)	—

Net cash used in operating activities before interest and taxes paid	(23,598)	(13,120)	79.9%
Interest paid	(6,988)	(5,168)	35.2%
Income tax paid	(3,282)	1,602	—

Net cash used in operating activities	(33,868)	(16,686)	(103.0%)

Cash flows from investing activities:
Purchases of property, plant and equipment	(7,121)	(26,561)	(73.2%)
Purchases of intangible assets	(1)	(9)	(88.9%)
Purchase of cattle and non current biological assets planting cost	(15,081)	(15,054)	0.2%
Interest received	601	303	98.3%

Proceeds from sale of property, plant and equipment	278	684	(59.4%)

Net cash used in investing activities	(21,324)	(40,637)	(47.5%)

Cash flows from financing activities:
Net proceeds from IPO and Private Placements	422,177	—	—
Proceeds from long-term borrowings	7,500	—	—
Payments of long-term borrowings	(5,395)	(3,888)	38.8%
Net increase/ (decrease) in short-term borrowings	10,928	12,223	(10.6%)

Net cash generated from financing activities	435,210	8,335	5121.5%

Net (decrease)/ increase in cash and cash equivalents	380,018	(48,988)	—

Cash and cash equivalents at beginning of period	70,269	74,806	(6.1%)
Effect of exchange rate changes on cash	959	10,036	(90.4%)

Cash and cash equivalents at end of period	451,246	35,854	1,158.6%

Condensed Consolidated Interim Statement of Financial Position
Statement of Financial Position

$ thousands	March 31, 2011	December 31, 2010	Chg %

ASSETS
Non-Current Assets
Property, plant and equipment, net	755,089	751,992	0.4%
Investment property	20,852	21,417	(2.6%)
Intangible assets, net	28,786	28,653	0.5%
Biological assets	144,012	104,216	38.2%
Investments in joint ventures	6,182	6,271	(1.4%)
Deferred income tax assets	57,631	67,463	(14.6%)
Trade and other receivables, net	29,548	30,752	(3.9%)
Other assets	25	26	(3.8%)

Total Non-Current Assets	1,042,125	1,010,790	3.1%

Current Assets
Biological assets	88,908	82,541	7.7%
Inventories	96,994	57,170	69.7%
Trade and other receivables, net	122,987	119,205	3.2%
Derivative financial instruments	2,397	876	173.6%
Cash and cash equivalents	451,246	70,269	542.2%

Total Current Assets	762,532	330,061	131.0%

TOTAL ASSETS	1,804,657	1,340,851	34.6%

SHAREHOLDERS EQUITY
Capital and reserves attributable to equity holders of the parent
Share capital	180,104	120,000	50.1%
Share premium	925,416	563,343	64.3%
Cumulative translation adjustment	20,623	11,273	82.9%
Equity-settled compensation	14,001	13,659	2.5%
Retained earnings	15,340	257	5,868.9%

Equity attributable to equity holders of the parent	1,155,484	708,532	63.1%

Non controlling interest	15,055	14,570	3.3%

TOTAL SHAREHOLDERS EQUITY	1,170,539	723,102	61.9%

LIABILITIES
Non-Current Liabilities
Trade and other payables	11,524	11,785	(2.2%)
Borrowings	247,931	250,672	(1.1%)
Deferred income tax liabilities	105,260	111,495	(5.6%)
Payroll and social security liabilities	1,192	1,178	1.2%
Provisions for other liabilities	3,930	4,606	(14.7%)

Total Non-Current Liabilities	369,837	379,736	(2.6%)

Current Liabilities
Trade and other payables	72,479	69,236	4.7%
Current income tax liabilities	3,455	978	253.3%
Payroll and social security liabilities	16,568	15,478	7.0%
Borrowings	155,955	138,800	12.4%
Derivative financial instruments	5,530	8,920	(38.0%)
Provisions for other liabilities	10,294	4,601	123.7%

Total Current Liabilities	264,281	238,013	11.0%

TOTAL LIABILITIES	634,118	617,749	2.6%

TOTAL SHAREHOLDERS EQUITY AND LIABILITIES	1,804,657	1,340,851	34.6%